Tom Holley Work History

Current: Retired (2019 - Present)

Current: Board Member of Lightgliders (2009 - Present)

Previously: CEO of Here Today discount stores. Managed day to day as well as strategic operations of the company. (2013-2019)

Previously: CEO of Deal$ Nothing Over Dollar. Managed day to day as well as strategic operations of the company.

Previously: Sold Grandpa's in 1999, a general merchandise discount chain, to Value City Department.